LATAM group’s capacity increased 9.3% in March alongside higher load factor levels

Operating statistics for March 2026

Santiago, April 9, 2026 - During March, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 9.3% compared to March 2025. This growth was mainly driven by a 12.5% increase in capacity in LATAM Airlines Brazil’s domestic market, together with a 10.9% increase in international operations, including the launch of operations to a new destination in Europe with the São Paulo (GRU), Brazil – Amsterdam, Netherlands route.

Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 11.9% compared to March 2025, reflecting growth across all segments. LATAM Airlines Brazil’s domestic market recorded a 15.6% year-over-year increase, followed by international operations, which grew 12.8%. Meanwhile, demand in the domestic markets of the affiliates in Chile, Colombia, Ecuador, and Peru increased by 3.0%.
As a result, consolidated load factors reached 83.8% in March, up 1.9 percentage points compared to the same month of 2025, with increases across all segments. This brings the first quarter’s load factor to 85.3%.
In addition, LATAM group transported 7.6 million passengers during the month, representing a 9.0% increase compared to March 2025.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) reached 723 million in March, increasing 6.8% compared to the same month of the previous year. As a result, 87 thousand tons of cargo were transported during the month.
The following table summarizes the main operating statistics for the month and year-to-date as of March for the main LATAM group business segments:

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LATAM GROUP OPERATIONS	March			Year to Date
	2026	2025	% Change	2026	2025	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	12,757	11,399	11.9%	38,845	34,383	13.0%
DOMESTIC SSC (1)	2,019	1,960	3.0%	6,233	6,059	2.9%
DOMESTIC BRAZIL (2)	3,774	3,265	15.6%	11,448	10,024	14.2%
INTERNATIONAL (3)	6,964	6,175	12.8%	21,164	18,301	15.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,215	13,917	9.3%	45,539	41,257	10.4%
DOMESTIC SSC (1)	2,446	2,463	-0.7%	7,263	7,312	-0.7%
DOMESTIC BRAZIL (2)	4,626	4,111	12.5%	13,881	12,408	11.9%
INTERNATIONAL (3)	8,143	7,344	10.9%	24,395	21,537	13.3%

PASSENGER LOAD FACTOR
SYSTEM	83.8%	81.9%	1.9p.p	85.3%	83.3%	2.0p.p
DOMESTIC SSC (1)	82.6%	79.6%	3.0p.p	85.8%	82.9%	3.0p.p
DOMESTIC BRAZIL (2)	81.6%	79.4%	2.2p.p	82.5%	80.8%	1.7p.p
INTERNATIONAL (3)	85.5%	84.1%	1.4p.p	86.8%	85.0%	1.8p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,554	6,928	9.0%	22,880	20,968	9.1%
DOMESTIC SSC (1)	2,649	2,581	2.6%	8,097	7,895	2.6%
DOMESTIC BRAZIL (2)	3,321	2,905	14.3%	9,930	8,774	13.2%
INTERNATIONAL (3)	1,584	1,441	9.9%	4,853	4,300	12.9%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	387	371	4.3%	1,097	1,068	2.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	723	677	6.8%	2,155	2,016	6.9%

CARGO LOAD FACTOR
SYSTEM	53.5%	54.8%	-1.3p.p	50.9%	53.0%	-2.1p.p

CARGO TONS TRANSPORTED (thousand)
SYSTEM	87	82	5.5%	251	244	3.1%

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
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INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com